UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)


                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F  x            Form 40-F
                            ---

                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes         No  x
                      ---        ---

                  (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-__________.)

Contacts:
                                      ASUR
                           -------------------------
                            AEROPUERTOS DEL SURESTE

        ASUR                                           Breakstone & Ruth
Lic. Adolfo Castro
(52) 55-5284-0408                                       Kay Breakstone
acastro@asur.com.mx                                    Luca Biondolillo
                                                        (646) 536-7012
                                                Lbiondolillo@breakstoneruth.com


           ASUR Announces Total Passenger Traffic for January 2003 Up
                              14.3% Year-over-Year

Mexico City February 6, 2003 - Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of January 2003 increased by 14.3 percent from the comparable period last year.

All figures in this announcement reflect comparisons between the 28-day period from January 1 through January 28, 2003, and the equivalent 28-day period last year from January 2 through January 29, 2002. Transit and general aviation passengers are excluded.

          Airport             January 2002        January 2003     % Change
      Cancun                     545,146             642,908         17.9
      Cozumel                     31,487              33,577          6.6
      Huatulco                    22,346              23,423          4.8
      Merida                      59,458              60,521          1.8
      Minatitlan                   9,083               8,634         (4.9)
      Oaxaca                      29,637              32,962         11.2
      Tapchula                    14,162              15,210          7.4
      Veracruz                    31,994              34,230          7.0
      Villahermosa                32,684              35,364          8.2
      --------------------------------------------------------------------------
      ASUR Total                 775,997             886,829         14.3
      --------------------------------------------------------------------------


By week, ASUR's total passenger traffic from January 1 through January 28, 2003, varied year-over-year as follows:

     - Increased by 15.9 percent for the seven-day period from January 1 through January 7;
     - Increased by 15.8 percent for the seven-day period from January 8 through 14;
     - Increased by 12.6 percent for the seven-day period from January 15 through 21; and,
     - Increased by 12.5 percent for the seven-day period from January 22 through 28;

                                    - more -

              January 1        January 8        January 15       January 22
                 To 7            To 14             To 21            To 28

                7 Days           7 Days           7 Days            7 Days
Cancun           19.4             19.7             16.3              16.0
Cozumel           4.5              9.1              4.4               9.0
Huatulco         15.0              6.8             (2.2)             (5.6)
Merida            7.4              3.1             (0.1)             (4.4)
Minatitlan       (2.0)            (9.9)            (4.5)             (3.2)
Oaxaca           16.3              9.6              4.6              14.1
Tapchula         (2.8)            12.4             18.2               6.4
Veracruz          8.0              8.7              4.6               6.9
Villahermosa      1.3              5.9             12.7              12.9
-------------------------------------------------------------------------------
ASUR Total       15.9             15.8             12.6              12.5
-------------------------------------------------------------------------------


Note to analysts and investors:

ASUR's management is currently publishing monthly traffic figures to assist analysts and investors in monitoring the effect of the events of September 11, 2001, in the U.S. as well as the current economic environment on passenger traffic figures at the Company's nine airports. Management expect to return to normal quarterly reporting procedures once passenger traffic is back to normal patterns.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tpachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                     - ENDS-

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       -----------------------------
                                           Adolfo Castro Rivas
                                           Director of Finance


Date:  February 6, 2003